Source MARKET NEWS
Date 05/19/2005
Time 04:02:18 AM
Company Derek Oil & Gas Corporation
Title Short Positions on 2005/05/15 500 -

DMIS Processed No CDNX Symbol: DRK
Exchange: VSE Symbol: DRK;DRKOF
Exchange: Symbol:
Exchange: Symbol:

Press Release

Short Positions on 2005/05/15 500 -3,000 --->@NEWS RELEASE
DEREK OIL & GAS CORP ("DRK-V;DRKOF-L")
- Short Positions on 2005/05/15 500 -3,000

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Date	Net Change	Total Shorted	Last Price	Total Volume	Price Range
2005/05/15	-3,000	500	0.45*	92,882	0.43 - 0.47
2005/04/30	3,500	3,500	0.48*	313,225	0.46 - 0.52
2005/04/15	0	0	0.47	225,448	0.47 - 0.54
2005/03/31	-123,000	0	0.52*	1,279,974	0.49 - 0.56
2005/03/15	120,900	123,000	0.51	1,410,526	0.50 - 0.56
2005/02/28	-400	2,100	0.55	395,678	0.53 - 0.58
2005/02/15	2,500	2,500	0.50	544,406	0.46 - 0.51
2005/01/31	-10,000	0	0.51	402,611	0.51 - 0.57

* - Indicates that the closing price used is the last non-zero closing price and is not the closing price on the report date.

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